                                                                    EXHIBIT 12.2

                  PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
                          YEAR ENDED DECEMBER 31, 1993
                             (DOLLARS IN THOUSANDS)

                                                                                           PRO
                                                           HISTORICAL    ADJUSTMENTS(1)   FORMA
                                                           ----------    --------------   -----
Net pretax income(2).....................................  $ 26,983      $  (7,293)     $ 19,690
Fixed Charges
  Interest expense.......................................    30,506          7,293        37,799
  Preferred stock dividends of a subsidiary..............     1,681                        1,681
  Capitalized debt cost..................................     1,536                        1,536
  Interest portion of rent expenses......................     2,777                        2,777
                                                           --------      ---------      --------
          Total fixed charges............................    36,500          7,293        43,793
  Less: Capitalized interest, net........................     4,623                        4,623
                                                           --------      ---------      --------
                                                             31,877          7,293        39,170
Earnings before fixed charges............................  $ 58,860                       58,860
                                                           --------      ---------      --------
                                                           --------      ---------      --------
Ratio of earnings to fixed charges.......................      1.61                         1.34

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(1) The pro forma adjustments give effect to increased interest expense, as if such transaction had taken place January 1, 1993 as a result of the issuance of $200 million of the Notes at a pro forma annual interest rate of 7.8% and the application of proceeds to the reduction of debt under the revolving credit facility and the uncommitted and unsecured lines of credit.

(2) During 1993, the Company recorded a non-cash charge to depreciation, depletion and amortization of $103 million pretax ($48 million after-tax) for the write-down of its investment in the U. K. North Sea's Piper field. Excluding the effect of the Piper write-down, the historical ratio of earnings to fixed charges for 1993 would have been 4.45. Excluding the effect of the Piper write-down, this pro forma ratio would have been 3.71.